Exhibit 3.3

AMENDMENT NO. 2

TO

BY-LAWS

OF

BRT REALTY TRUST

June 6, 2016

Article V of the By-Laws of BRT Realty Trust is hereby amended and restated to read as follows:

“ARTICLE V

Meeting of the Shareholders

The annual meeting of Shareholders provided for in Section 7.3 of the Declaration of Trust and all special meetings of the Shareholders shall be held at the place designated and at a time and on a day fixed by the Trustees. The time, day and location of each such meeting shall be included in the notice of the meeting. If for any reason the annual meeting is not held on the date provided, a subsequent meeting may be held in place thereof, and any business transacted or elections held a such meeting shall be as valid as if transacted or held at the annual meeting.

The President, as presiding officer at meetings of Shareholders, shall act as the chairman of all meetings of Shareholders unless the President or a majority of the Trustees designates some other person as chairman of a particular meeting of Shareholders. The order of business and all other matters of procedure at any meeting of Shareholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation: (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to Shareholders of record of the Trust, their duly authorized proxies or other such persons as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to Shareholders of record of the Trust entitled to vote on such matter, their duly authorized proxies or other such persons as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) maintaining order and security at the meeting; (f) removing any Shareholder or other person who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (g) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and (h) complying with any state and local laws and regulations concerning safety and security.

Without limiting the generality of the powers of the chairman of the meeting pursuant to the foregoing provisions, and irrespective of whether a quorum is present at a meeting of Shareholders, either the chairman or a majority of the Trustees may adjourn any meeting of Shareholders for any reason deemed necessary by the chairman or Trustees, as applicable, including, without limitation, if (i) no quorum is present for the transaction of the business, (ii) sufficient votes have not been received to approve a proposal and the Trustees or the chairman of the meeting determine to continue soliciting votes on such proposal, (iii) the Trustees or the chairman of the meeting determine that adjournment is necessary or appropriate to enable the Shareholders to consider fully information that the Trustees or the chairman of the meeting determine has not been made sufficiently or timely available to Shareholders or (iv) the Trustees or the chairman of the meeting determine that adjournment is otherwise in the best interests of the Trust.

Unless otherwise determined by the chairman of the meeting, meetings of Shareholders shall not be required to be held in accordance with the general rules of parliamentary procedure or any otherwise established rules of order.

Nothing in this Article V shall be construed to affect the right of Shareholders to adjourn a meeting of Shareholders in the absence of a quorum as specified in Section 7.5 of the Declaration of Trust.”